Exhibit 99.2

[LETTERHEAD OF BASSWOOD CAPITAL MANAGEMENT, L.L.C.]

May 10, 2012

Board of Directors
First California Financial Group, Inc.
3027 Townsgate Road, Suite 300
Westlake Village, CA 91361

Dear Board of Directors:

Basswood Capital Management, L.L.C. manages or advises investment funds which own a 5.2% interest in the outstanding shares of common stock of First California Financial Group Inc. (“FCAL”).  We refer you to our Schedule 13D filed on April 2, 2012 for details of our ownership.

We were disappointed to read in yesterday’s press that the Board of Directors of FCAL (the “FCAL Board”) has stonewalled discussions with PacWest Bancorp (“PacWest”) with the flimsy excuse that PacWest’s proposal is “highly contingent” and because PacWest required “exclusive” negotiations for a brief period of 30 days.  According to public statements, PacWest has repeatedly tried – to no avail – to engage the FCAL Board since last Fall.  PacWest’s current $7.25 per share proposal represents an attractive premium of 32% to the FCAL closing price as of May 3, 2012.  Despite this attractive premium, you still refuse to engage with PacWest.  Your refusal causes us grave concern and, in our view, is simply old fashioned entrenchment at work and is not consistent with your fiduciary duties.

Your press release indicated that PacWest did not provide “satisfactory answers” to certain questions.  What were the questions you posed to PacWest and what were the answers?  On what basis did you conclude that a customary 30-day exclusivity provision was not in the best interests of stockholders?  We urge you to begin discussions with PacWest immediately, or to undertake a sale process if you believe that is a better way to maximize value for stockholders.  In light of the PacWest proposal, it is simply unacceptable to “just say no” and deny FCAL’s stockholders the opportunity to realize a substantial premium for their shares.

Make no mistake about it:  if you continue down the path of ignoring the best interests of FCAL’s stockholders, we intend to take all necessary action to ensure that your stonewalling does not cause harm to us and our fellow stockholders.   If you fail to do what is right for stockholders, we will not hesitate to begin the process of calling a special meeting to remove the FCAL Board.   It is our fervent hope that such a costly and distracting measure will not be necessary.

Very truly yours,

/s/ Matthew A. Lindenbaum

Matthew A. Lindenbaum

cc:  Michael A. Schwartz (Willkie Farr & Gallagher LLP)
       Tariq Mundiya (Willkie Farr & Gallagher LLP)